UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 18, 2019
UBS AG
Commission File Number: 1-15060

(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form  40-F    ☐
This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-225551).

This Form 6-K consists of two Opinions of Cadwalader, Wickersham & Taft LLP, special counsel to UBS AG, each of which appears as an exhibit hereto and is incorporated into this Form 6-K as if set forth in full herein. Each Opinion of Cadwalader, Wickersham & Taft LLP is filed herewith as an exhibit to the Registration Statement of UBS AG on Form F-3 filed on June 11, 2018, as amended from time to time (File No. 333-225551).

EXHIBIT INDEX

Exhibit Index

Exhibit 5.1	Opinion of Cadwalader, Wickersham & Taft LLP, special counsel to UBS AG
Exhibit 5.2	Opinion of Cadwalader, Wickersham & Taft LLP, special counsel to UBS AG

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-225551) of UBS AG and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG

By:	/s/ Shruti Senapati
Name: Shruti Senapati
Title: Director

By:	/s/ Timothy Geller
Name: Timothy Geller
Title: Executive Director

Date: June 18, 2019